

07002745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number.	3235-0123
Expires·	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- ~~139611~~ 67231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER CenterPoint M&A Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P O Box No)

21550 Oxnard Street, Suite 960
(No and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Chris Bandouveris (818) 593-7907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Chris Bandouveris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CenterPoint M&A Advisors, as of December 31, 20 06, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows

Signature

CEO

Title

Notary Public



RENEE F. BERGLUND
Commission # 1669715
Notary Public - California
Los Angeles County
My Comm. Expires Jun 22, 2010

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
CenterPoint M&A Advisors, Inc.:

We have audited the accompanying statement of financial condition of CenterPoint M&A Advisors, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CenterPoint M&A Advisors, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

CenterPoint M&A Advisors, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 163,251
Accounts receivable	91,330
Furniture & equipment, net	19,894
Prepaid expenses	1,303
Security deposit	961
Organization costs, net	225
Total assets	$ 276,964

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 1,999
Payroll taxes payable	62,848
Pension payable	35,000
Income taxes payable	1,302
Total liabilities	101,149
Stockholders' equity	
Common stock, $1 par value, 2,000 shares authorized, issued and outstanding	2,000
Additional paid-in capital	48,000
Retained earnings	125,815
Total stockholders' equity	175,815
Total liabilities and stockholders' equity	$ 276,964

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Advisory fees	$ 730,793
Interest income	13,619
Total revenue	744,412
Expenses	
Employee compensation and benefits	301,400
Communications	8,150
Occupancy	28,637
Taxes, other than income taxes	31,233
Other operating expenses	169,792
Total expenses	539,212
Net income (loss) before income tax provision	205,200
Income tax provision	2,102
Net income (loss)	$ 203,098

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid - In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2005	$ 2,000	$ 48,000	$ (77,283)	$ (27,283)
Net income (loss)	–	–	203,098	203,098
Balance at December 31, 2006	$ 2,000	$ 48,000	$ 125,815	$ 175,815

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 203,098
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 3,433	
Amortization	102	
(Increase) decrease:		
Accounts receivable	(91,330)	
Security deposit	(1,303)	
Prepaid expenses	(961)	
(Decrease) increase in:		
Accounts payable	1,999	
Payroll taxes payable	62,848	
Income taxes payable	1,302	
Pension payable	(47,632)	
Total adjustments		(71,542)
Net cash provided by (used in) operating activities		131,556
Cash flows from investing activities:		
Purchase of furniture & equipment	(17,149)	
Net cash provided by (used in) investing activities		(17,149)
Cash flows from financing activities:		–
Net increase (decrease) in cash		114,407
Cash at beginning of year		48,844
Cash at end of year		$ 163,251
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 800	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CenterPoint M&A Advisors, Inc. (the "Company"), is a California corporation that was incorporated on January 20, 2004. In August 2006, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide private placement services on a best efforts basis mergers, acquisitions consulting, and other corporate finance advisory services. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities. A few clients makes up a large percentage of the Company's revenue.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives of five (5) years. The Company uses double declining method of depreciation.

Organizational costs are being amortized on a straight-line basis over 60 months.

Advertising costs are expensed as incurred. For the year ended December 31, 2006, the Company charged $2,686, to other operating expenses for advertising costs.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: FURNITURE & EQUIPMENT, NET

Furniture & equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 10,499	5
Equipment	28,333	5
Subtotal	38,832	
Less: accumulated depreciation	(18,938)	
Furniture & equipment, net	$ 19,894	

Depreciation expense for the year ended December 31, 2006, was $3,433.

Note 3: ORGANIZATION COSTS, NET

Organization costs at December 31, 2006, are shown at net of accumulated amortization:

		Amortization Periods
Organization costs	$ 503	5 years
Less accumulated amortization	(278)	
Organization costs, net	$ 225	

Amortization expense for the year ended December 31, 2006, was $102.

Note 4: 401(K), AND DEFINED BENEFIT PENSION PLAN

The Company has two different retirement plans. The Company has a qualified 401(K) Pension Plan (the "Plan"). There are certain eligibility requirements. At December 31, 2006, total employee contributions to this plan were $30,000.

In January of 2005, the Company also initiated a defined benefit pension plan which allows the company to make contributions for its employees. All employees, 21 years of age or older, are eligible to participate in this plan, provided they have been employed for more than one (1) year of service. The Company's profit sharing contributions are discretionary and are determined each year by the Company. Total employer contributions to this plan, at December 31, 2006, were $35,000.

Note 5: RELATED PARTY TRANSACTIONS

The Company's lease agreement for office space is in the name of its two shareholders and the Company. The Company absorbs the entire expense of this lease.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $2,102 is the California franchise tax.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease on December 31, 2003. A second amendment commences on February 1, 2007, and expires January 31, 2010.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	Amount
2007	$ 38,130
2008	40,286
2009	41,897
2010	3,503
2011 & thereafter	–
Total	$ 123,816

Total rent expense for the year ended December 31, 2006, was $28,637.

Note 7: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended December 31, 2006, cash balances held in that financial institution were in excess of the FDIC's insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2006, the Company had net capital of $62,102 which was $49,458 in excess of its required net capital of $12,644; and the Company's ratio of aggregate indebtedness ($101,149) to net capital was 1.63:1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1,304 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 63,406
Adjustments:		
Retained earnings	$ 17,485	
Non-allowable assets	(18,789)	
Total adjustments		(1,304)
Net capital per audited statements		$ 62,102

CenterPoint M&A Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital

Stockholders' equity		
Common stock	$ 2,000	
Additional paid-in capital	48,000	
Accumulated deficit	125,815	
Total stockholders' equity		$ 175,815
Less: Non-allowable assets		
Accounts receivable	(91,330)	
Furniture & equipment	(19,894)	
Prepaid expenses	(961)	
Security deposits	(1,303)	
Organization costs	(225)	
Total non-allowable assets		(113,713)
Net capital		62,102
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 12,644	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		12,644
Excess net capital		$ 49,458
Ratio of aggregate indebtedness to net capital	1.63: 1	

There was a $1,304 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 10.

CenterPoint M&A Advisors, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to CenterPoint M&A Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

CenterPoint M&A Advisors, Inc.
Schedule III - Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to CenterPoint M&A Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

CenterPoint M&A Advisors, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
CenterPoint M&A Advisors, Inc.:

In planning and performing our audit of the financial statements of CenterPoint M&A Advisors, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard + Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 30, 2007

END